November 29, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Sue Ann Merrill
Chief Financial Officer and Secretary
376 Main Street, PO Box 74
Bedminster, New Jersey 07921

Re:	Kent Financial Services, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Forms10-QSB for the periods ended June 30, 2005, March 31,
2005
and
      September 30, 2005
	Commission file #: 001-07986

Dear Ms. Merrill:

We have reviewed your November 1, 2005 response letter and have the following comments. Please file an amended Form 10-KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

-Sale of T.R. Winston

1. We note from your response to prior comment 1 that Galuchie`s earnings from his interest in Winston LLC were to be deducted from the
$390,000 purchase price.  Please tell us how you have accounted for
this reduction in purchase price during 2004 as indicated in your
response to our comment.   Also, please tell us why the original
purchase price of $390,000 rather than the reduced amount of
$323,000
was stated in the sale agreement in August 2004 as a reduction in the
$1 million sales price if Galuchie`s share of Winston`s earnings was to be deducted from the put option liability as your prior response indicates. Additionally, we note your proposed disclosure to be provided in Note 1 and request that you include this disclosure in your amended 10-KSB for the year ended December 31, 2004.

Note 3. Securities Owned

2. We note from your response to prior comment 2 that you believe that
because four other investors owned approximately 35% of the common stock of GNDV, you believe that you are not required to use the equity method of accounting. This conclusion appears to be based on one example in FIN 35 that states that when a majority ownership of an investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor, the investor may be unable to exercise significant influence over the operating and financial policies of an investee. However, we do not believe that a 35% ownership by four other investors is a majority ownership and do not understand based on your response how they would affect your influence over the investee, especially considering that
you own a larger interest than the other investors. Therefore, we continue to believe that the equity method of accounting for your investment in GNDV is appropriate prior to the second quarter of 2005 when changes occurred that required consolidation. We also note that you do not believe the differences between the losses of GNDV that would have been reported using the equity method of accounting and the unrealized losses in the GNDV investment recorded by the Company in
2003 and 2004 were material. As we do not agree with your conclusions in this regard, please revise your financial statements as of December
31, 2003 and 2004 to present your investment in GNDV using the equity method of accounting.

Note 4. Acquisition of Cortech

3. We note from your response to comment 3 that the differences between the unrealized losses that were included in income in 2003 and first quarter 2004 for your investment in Cortech and the net losses
in the investment that would have been reported in net income in
2003
and 2004 had the investment been accounted for using the equity method of accounting, were $37,000 and $16,000 respectively. Because these amounts are material to net income during both the year ended December
31, 2003 and the first quarter of 2004, we continue to believe that the investment in Cortech, prior to June 30, 2004, should be accounted for using the equity method of accounting. Please revise your financial statements as of December 31, 2003 and 2004 accordingly.





Note 6. Kent Educational Services, Inc.

4. We note from your response to prior comment 5 that you have presented the revised disclosure that you will include in your amended
10-KSB. Please include in your disclosure that the ownership interest you acquired is a 60% controlling interest.

Form 10-QSB for the quarter ended September 30, 2005

Note 10. Subsequent Events

5. We note from your response to our prior comment 2 and your disclosure in Note 10 to the interim financial statements for the quarter ended September 30, 2005 that in October 2005 you sold your entire interest in GNDV for approximately $343,000, recording a gain of approximately $307,000. Please tell us, and disclose in future filings, the consideration received for the sale and whether the sale was to a related party. Additionally, please tell us why you were able to sell your interest for such a significant amount over the fair value of the investment at the time of sale.

Other

6. Please file an amended Form 10-KSB for the year ended December
31,
2004 to address all our comments, including the proposed disclosures you have included in your response letters, as soon as possible.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
15
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions.


								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Ms. Sue Ann Merrill
Kent Financial Services, Inc.
November 29, 2005
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